SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 03 May 2005

InterContinental Hotels Group PLC
(Registrant's name)

67 Alma Road, Windsor, Berkshire, SL4 3HD, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1	IHG PLC Return of Capital dated 03 May 2005

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION INTO
AUSTRALIA, CANADA OR JAPAN

INTERCONTINENTAL HOTELS GROUP PLCM
3 MAY 2005

Return of approximately £1 billion to shareholders by way of a capital reorganisation

The Board of InterContinental Hotels Group PLC ("IHG" or the "Company") today announces it is sending a circular (the "Scheme Circular") to its shareholders setting out full details of the proposed return of approximately £1 billion to shareholders (the "Proposal"). This follows the Board's announcement on 10 March 2005 of its intention to return surplus capital to shareholders subject, as announced on the same date, to the completion of the UK hotels disposal.

In order to implement the Proposal, the Board is seeking shareholder approval and the sanction of the Court to introduce a new listed parent company - New InterContinental Hotels Group PLC ("New IHG") - to the IHG Group and to return the capital to shareholders by way of a scheme of arrangement (the "Scheme"). Shortly after the Scheme becomes effective, it is proposed to seek a further sanction of the Court to reduce the capital of New IHG. This allows the creation of distributable reserves in New IHG providing additional financial flexibility going forward. Listing particulars have been prepared in connection with the admission of New IHG to the Official List of the UK Listing Authority (the "Listing Particulars"). Citigroup is acting as financial adviser to IHG and as sponsor to New IHG on the transaction.

The introduction of New IHG is purely a structural change needed to implement the Proposal and the management and business of the Group will not change as a result. It is intended that, subject to the Scheme becoming effective, New IHG will, with effect from the date of admission to the Official List of the UK Listing Authority, adopt the name 'InterContinental Hotels Group PLC' to reflect this continuity.

If the Scheme is implemented, Shareholders will receive 11 New IHG ordinary shares in exchange for every 15 IHG ordinary shares, and £1.65 in cash for each existing ordinary share they hold. The cash amount to be returned to shareholders is expected to be sent by cheque or credited to CREST by 8 July 2005. Shareholders will still own the same proportion of New IHG, subject to fractional entitlements, after the implementation of the Proposal as they held in IHG immediately before the implementation of the Proposal.

Expected timetable

The following is the indicative timetable of the principal events connected with the Proposal:

Completion of the UK hotels disposal                                                                Late May
AGM, Court Meeting and EGM                                                                           1 June
Court Hearing of the petition to sanction the Scheme                                            24 June
Last day of dealings in existing ordinary shares/ADSs                                           24 June
Dealings in New IHG ordinary shares and ADSs commence                                27 June
Court hearing for reduction of capital of New IHG                                               29 June
Reduction of capital becomes effective                                                                30 June
Despatch of share certificates for New IHG ordinary shares and                         By 8 July
cheques in respect of the Return (or crediting to CREST accounts, as appropriate)

If any of the above dates change, the revised dates will be notified to Shareholders by announcement through the Regulatory Information Service of the London Stock Exchange.

In relation to the current trading of IHG, the Scheme Circular and Listing Particulars state:

"At the announcement of the preliminary results for the Group on 10 March 2005, the following information was provided on the current trading of the Hotel Business:

The Group has seen encouraging performance in the US. The key midscale brands, Express and Holiday Inn, are showing rate growth. Crowne Plaza RevPAR is growing strongly, driven by strong performance in the meeting segment and the InterContinental brand is delivering strong results in key cities (e.g. New York). The UK, and particularly London, is showing strong RevPAR growth, driven by the corporate segment. The Group is seeing continued weakness in some Continental European markets (e.g. France and Benelux) but Germany is showing some positive signs. The Group's business in the Middle East continues to deliver positive results, while the InterContinental Hong Kong had a good start to the year with double-digit RevPAR growth and mainland China also performed strongly.

Also as part of the presentation of the preliminary results, information was provided in relation to the Britvic Business. Turnover increased by 5 per cent. for the full financial year, with volume up by 2 per cent., but operating profit had reduced by 4 per cent., affected by investment in the business, pensions costs and poor weather. Capital expenditure is, however, expected to be less in 2005, and the year started positively with volume increases over the previous year, and several initiatives planned with the intention of increasing profit and tightly controlling costs.

Based on the information available to Directors on 3 May 2005, the Directors believe that there has been no material change in the broad trend of current trading since 10 March 2005 and the outlook for the Group's trading for the full financial year remains in line with the Directors' expectations."

The Scheme Circular will be posted to shareholders today. The Listing Particulars will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility which is situated at: Financial Services Authority, 25 The North Colonnade, Canary Wharf, London, E14 5HS, telephone 020 7066 1000. In addition, the Scheme Circular and Listing Particulars will shortly be available from the company website (www.ihgplc.com) or can be obtained from the Company's registered office (67 Alma Road, Windsor, Berkshire SL4 3HD).

Citigroup Global Markets Limited is acting for IHG and New IHG and no-one else in connection with the Proposal and will not be responsible to anyone other than IHG or New IHG for providing the protections afforded to its clients or for providing advice in relation to the Proposal or the contents of this announcement.

This announcement does not constitute an offer or invitation to purchase securities.

Securities may not be offered or sold in the United States unless they are registered under the U.S. Securities Act of 1933, as amended (the "Securities Act") or exempt from such registration. The new ordinary shares have not been, nor will be, and are not required to be registered with the US Securities and Exchange Commission under the Securities Act in reliance on the exemption from the registration requirements of the Securities Act provided by Section 3(a)(10) thereof. US shareholders who are affiliates of IHG or New IHG before implementation of the Scheme or are affiliates of New IHG after implementation of the Scheme will be subject to timing, manner of sale and volume restrictions on the sale of new ordinary shares received in connection with the Scheme under Rule 145(d) of the Securities Act.

For further information, please contact
InterContinental Hotels Group

Media Enquiries
Leslie McGibbon                                                                                                        +44 (0) 1753 410 425
                                                                                                                                  +44 (0) 7808 094 471
Investor Relations
Gavin Flynn, Paul Edgecliffe-Johnson                                                                          +44 (0) 1753 410 176
                                                                                                                                  +44 (0) 7808 098 972

Note to Editors:

InterContinental Hotels Group PLC of the United Kingdom (LON:IHG, NYSE:IHG (ADRs)) is the world's largest hotel group by number of rooms. InterContinental Hotels Group owns, manages, leases or franchises, through various subsidiaries, more than 3,500 hotels and 534,000 guest rooms in nearly 100 countries and territories around the world. The Group owns a portfolio of well recognised and respected hotel brands including InterContinental(R) Hotels & Resorts, Crowne Plaza(R) Hotels & Resorts, Holiday Inn(R) Hotels and Resorts, Holiday Inn Express(R), Staybridge Suites(R), Candlewood Suites(R) and Hotel IndigoTM, and also manages the world's largest hotel loyalty programme, Priority Club(R) Rewards, with 23.7 million members worldwide. In addition to this, InterContinental Hotels Group has a 47.5% interest in Britvic, one of the two leading manufacturers of soft drinks, by value and volume, in Great Britain.

InterContinental Hotels Group offers information and online reservations for all its hotel brands at www.ichotelsgroup.com and information for the Priority Club Rewards programme at www.priorityclub.com.

For the latest news from InterContinental Hotels Group, visit our online Press Office at www.ihgplc.com/media.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	03 May 2005